P.E. 12/31/01

02014455

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

Results for the Fiscal Year Ended December 31, 2001

Commission File Number 1-14520

BANCO TOTTA & AÇORES, S.A.
(Translation of Registrant's name into English)

Rua Aurea, 88
1100 Lisbon, Portugal
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F _x__ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ___ No _x__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

The consolidated results of Banco Totta & Açores, S.A. (the "Bank") for the fiscal year ended December 31, 2001 have been released in Portugal.

The financial information released in Portugal and hereafter presented is derived from the consolidated financial statements of the Bank and its consolidated subsidiaries (the "Group") for the fiscal year ended December 31, 2001. The data presented has been prepared in accordance with the accounting plan and accounting guidelines established by the Bank of Portugal ("Portuguese GAAP") and is not comparable to the data reported by the Bank in its Annual Report on Form 20-F for the fiscal year ended December 31, 2000 filed with the Securities and Exchange Commission. Portuguese GAAP varies in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). See Note 26 to the Bank's audited consolidated financial statements for the fiscal year ended December 31, 2000 contained in the Bank's Annual Report on Form 20-F filed with the Securities and Exchange

Exhibit 1. Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO TOTTA & AÇORES, S.A.

By: RBettencourt

Maria do Rosário Bettencourt
Vice-President

Date: February 11, 2002

EXHIBIT 1

totta
Banco Totta & Açores

Crédito Predial Português

Banco Santander

Banco Santander de Negócios Portugal

For further information please contact:

Lisbon
Luís Bento dos Santos 351 21 321 15 27
João Veiga Anjos 351 21 326 30 22

New York
Jaime Cano 1212 350 36 41

NET INCOME OF BANCO TOTTA GROUP ROSE 34% TO EUR 198.5 MILLION IN 2001

Banco Totta & Açores recorded a total net income of EUR 198.5 million and a total business volume (loans + customers funds) of EUR 42,6 billion, an increase over 2000, of 34% and 19%, respectively. The efficiency ratio stood at 49,2%, an improvement of 3,9 p.p., while ROE reached 19,1% compared to 14,7% in 2000. **EPS increased 34%.**

- **Net income reached EUR 198.5 million, an increase of 34% compared to 2000.**
- **ROE increased to 19,1% (14,7% in 2000).**
- **Solvency ratio higher than 11%.**
- **Net interest income reached EUR 691.5 million, an increase of 10,6% over 2000. Net operating revenue rose 10,2% when compared with 2000, reaching EUR 947.9 million. This was mainly due to an increase in business volumes of 19% combined with a more efficient interest rate risk management.**
- **Operational costs increased 2,1% (from EUR 457.2 million to EUR 466.7 million) with personnel costs rising 8,5% and administrative costs decreasing 9.2%. The increase of personnel costs reflects the early retirement program and correspondent pension fund contributions.**
- **Operating income increased 21,4% to EUR 416.9 million, in 2001, compared to EUR 343.4 million in 2000.**
- **Customer funds rose 22,1% to EUR 21,7 billion, while customer loans stood at EUR 19,2 billion, a rise of 16,9% compared to December 2000. Business volumes totalled EUR 42,6 billion, a 19% increase over the previous year.**
- **The NPL ratio (+ 90 days past due) improved from 2,4%, at the end of 2000, to 2,0% at the end of 2001. The NPL Coverage (+ 90 days past due) reached 144,6% at the end of 2001, maintaining therefore the adequate levels and in line with the usual prudential ratios of the Group.**

Lisbon, February 8, 2002 – Banco Totta in Portugal announced today its results for 2001

Grupo Santander Central Hispano in Portugal ("The Group") comprises the activities of Banco Totta & Açores, Crédito Predial Português, Santander Portugal and Santander Negócios.

The Group changed its structure at the end of 2000. Banco Totta & Açores, which in 2000 only included 70% of Crédito Predial, became head of the Group in Portugal, acquiring Banco Santander Portugal, Banco Santander Negócios Portugal and the remaining stake of Crédito Predial Português. The following figures are reported on a consolidated basis and a pro-forma balance sheet and income statement are provided to make the figures comparable.

According to Mr António Horta Osório, Chief Executive Officer, "Even during a year when the performance of banking industry was penalized by the macroeconomic environment, the Group managed to obtain an outstanding increase in its results, along with expressive gains in market share in the leading strategic products, namely Investment Funds, Insurance products and Mortgage Lending.

The Bank rewarded its shareholders with a growth of 34% in earnings per share, with an expressive improvement in the income and efficiency of its operations, with the cost-income ratio reaching values below 50% and assuring comfortable levels of solvency and coverage of overdue credit.

For 2002 we still foresee a difficult economic environment and the Group will continue with its strategy of commercial growth in the strategic products and segments, aiming at the continued improvement of the operational efficiency, of the organization of operations and the level of the service rendered to the customers."

Results

Net income rose 34% to EUR 198.5 million in 2001, from EUR 148.3 million at the end of 2000. As a result ROE increased from 14,7% to 19,1 %, in the same period.

When compared with 2000, net operating revenue rose 10,2%, to EUR 947.9 million reflecting an increase in net interest income of 10,6% (from EUR 625.2 million to EUR 691.5 million). This growth was the result of an increase of 19% in business volumes combined with a more efficient interest rate risk management.

Operational costs rose only 2,1% in 2001, from EUR 457.2 million to EUR 466.7 million, which reflects a decrease of around 2,0% in real terms. Personnel expenses increased 8,5% due to the early retirement program in place and a policy of incentives/salaries in accordance with the Group's development. General expenses decreased 9,2% during the same period, reaching EUR 150 million.

The increase of 10,2% in the net operating revenue continued to offset the increase in costs. As a result, the efficiency ratio improved 3,9 p.p. to 49,2% when compared with the previous year (53,1%).

Balance sheet and activity

Net assets amounted to EUR 27,4 billion in 2001, an increase of 18,1% over 2000. Business volumes increased 19% to EUR 42,6 billion over the same period.

Loans to customers increased 16,9% to EUR 19,2 billion. Despite the slowdown in demand, the expansion of the loan portfolio was mainly due to the launching of new products, namely ***Crédito Oferta Mobília, Crédito Oferta Carro*** and the extension of ***mortgage transfer facility*** campaigns, in the three retail networks. Closely connected with these produtcts highlights to the launching of "*Crédito + casa*" credit card, which contributed to entail mortgage customers and to rise credit cards market share.

Loans to customers continued to expand under Santander Central Hispano strict control policies. As a result, NPL ratio (+90 days past due) improved from 2,4% in 2000 to 2% in 2001 and the coverage by provisions (+90 days past due) decreased to 144,6% from 151,7%, during the same period.

Customer Funds increased 22,1% to EUR 21,7 billion due to the growth of improved traditional banking products (customer deposits increased 11% to EUR 15,9 billion), structured products and securities (increased 116,5% to EUR 2,4 billion) and distributed investment funds (increased 40,7% to EUR 2,8 billion) launched through the commercial networks in 2001.

The synergies between the Group's Institutions in addition to the launching of several innovative investment and saving products, made a powerful contribution to this growth of customer funds. During 2001, the Group launched a strong campaign towards raising funds, which included several products to fit different customer needs. Highlights to *Super Poupança Euro*, a combination of deposit and investment fund product, with a high degree of success in the three retail networks.

During 2001, a range of innovative and sophisticated saving structured products were also launched, bringing an alternative with considerable value to traditional products. Structured products reached EUR 1,3 billion in 2001, 24,2% more than in 2000. The Bank's market share in these kind of products reached more than 15%.

In the scope of this raising funds strategy, investment funds rose 40,7% to EUR 2,8 billion at the end of 2001, although the hostile environment experienced by this industry in 2001.

Taking advantage of the Euro introduction, a new credit card *Poupança Euro 200* was launched, in the three retail networks – a credit and debit card which is also a savings card as for every Euro spent the customer is debited only 200 escudos. This card also has an insurance package attached and offers deductions on PT Comunicações invoices.

With the launching of Santander Central Hispano Seguros it was possible to launch a series of financial medium/long term saving products (highlight to the insurance investment product *Super Rendimento Seguro*) and offer traditional insurance products.

Also during the year, the access to banking transactions via *Net@banco* come into operation and the Group's telephone banking system was restructured, which provided support to the sales and marketing campaigns, in the three retail networks.

In 2001, Crédito Predial Português retail network image was changed, including its logo, as a result of the need for renewal and modernization.

Aiming the integration of all the bank's basic operating facilities and the development of a single application platform, the *Operational Integration Project* was launched during 2001. This project provided the bank with a common, more modern, flexible and competitive IT system.

Investment Bank

Santander Negócios Portugal (including Banco Santander Negócios Portugal, BSN Dealer and Santander Asset Management) ended in 2001 a period of sustained growth since it started operating in Portugal in 1993. With an initial investment of approximately EUR 25 million the consolidated shareholders' equity reached almost EUR 108 million at the end of 2001. Accumulated profits over these seven years reached approximately EUR 105 million, which corresponds to a compounded annual internal rate of return of 32%.

Santander de Negócios Portugal consolidated net income as of 2001 reached EUR 22 million, an increase of 6% when compared with 2000 despite the depressed condition of the capital markets in 2001. ROE stood at 20%.

In *Corporate Finance*, highlights include the organisation and leadership in two *PSL-Portuguese Structure Lease*, for the Metropolitano de Lisboa EP and for the STCP, AS, amounting EUR 105.5 million and EUR 12.6 million, respectively; and a *Pickle Lease Service Contract* amounting US$ 128 million for the Metropolitano de Lisboa, EP.

Regarding Equity Capital Markets, the Bank participated actively in the most important transactions of the year, namely the fourth stage of the privatisation of BRISA and the PT Multimédia capital increase.

Custody business maintained its good performance during 2001, with assets under custody increasing 46%, while the number of operations increased 63%, when compared with 2000. During last year, Banco Santander de Negócios Portugal continued to obtain excellent classifications in specialized magazines, namely:

- the Royal Trust Corporation of Canada ranked BSNP in third position.

- BSNP was "top rated" by Global Custodian Agent Bank Review magazine.
- GSCS Benchmark granted BSNP the "First Place Overall" in the Portuguese market.

In the *Fixed Income* area, the Bank actively participated in the primary and secondary Portuguese public debt markets, with relevance to the participation in the first buybacks of Portuguese treasury bonds, with a market share of 95%.

Despite the international economic deterioration (with manifest impact on listed companies business) and the weak amount of transaction volumes of the Portuguese stock market during 2001, *BSN Dealer* was able to keep the third place in the Lisbon and Oporto Stock Exchange ranking with a market share of 10.3%, which compares to 9.8% in the previous year. This positive performance was mainly due to the development of new business as the trade of foreign shares with Portuguese institutional investors.

Asset Management and Insurance

The *Investment Funds* placed through the retail network increased EUR 809 million, supported by raising volumes in the retail network of Totta (+47,1%), Crédito Predial (+101,8%) and Santander Portugal (+23,5%). According to APFIN, as of December 31, 2001, the total investment funds under management reached EUR 2,7 billion. The Group's market share increased to 12,6%, against 9,2% at the end of 2000.

Six investment funds of the Group were top of the best performance rankings, in their respective segments, in the last 24 months:

- *Santander PPA* (1st among equity saving funds);
- *Santander Capital Portugal* and *Santander Acções Portugal* (1st and 2nd among domestic equity funds);
- *Santander Acções Internacionais* (3rd among international equity funds);
- *Multipoupança* (1st among fixed income mixed funds);
- *Multidiversificação* (2nd among equity mixed funds);

Regarding property investment funds, managed by Santander Imovest, highlight to the launching during the third quarter of the fund Novimovest, a EUR 51.5 million fund and Lusimovest, a EUR 51.1 million closed fund.

In the *Insurance* area, the group started Santander Central Hispano, Companhia de Seguros de Vida, a new company whose objective is to offer a diversified range of products mainly through the retail network.

Santander Central Hispano, Companhia de Seguros Vida, started its activity in June, 2001 launching an insurance product linked to an investment fund, which had an enormous success in the three retail networks. Since that date and until the end of the year, the company launched successfully other products, namely a PPR/E (special savings retirement plan) with a minimum fixed return and other insurance linked to mortgage loans. In December the company acquired the assets of Genesis, Sociedad de Seguros e Reaseguros (Life Insurance) in Portugal.

In this context of strong dynamism, the premiums of direct insurance, reached EUR 273.7 millions and the company ranked fourth in the Portuguese insurance industry, with a market share of 6.6%, after only seven months of activity. At the close of 2001, the Company reached a net income of EUR 1.5 millions. Total assets amounted to EUR 448 millions and the company's network exceeded EUR 24 millions.

Institutional Background

Banco Santander Central Hispano S.A., (Spanish markets: SCH; NYSE: STD) is the leading financial group in Spain and Latin America, the third largest by market capitalization in the Euro Zone and among the fifteenth largest in the world. Santander Central Hispano offers a wide range of commercial and consumer banking services in Europe and Latin America, providing services to 36 million customers through more than 10,200 offices and 118,779 employees in 42 countries. According to its balance sheet as of September 30, 2001, Santander Central Hispano had US$ 397 billion in total managed funds and US$314 billion in assets.

Founded in 1857, Santander Central Hispano has a long connection with Latin America and a firm commitment that is reflected in the $17 billion invested in the region to date, with a policy of combining global balance sheet strength with local management and regional training. The Group is present in 12 countries representing 98% of the region's GDP: Argentina, Bolivia, Brazil, Colombia, Chile, Mexico, Panama, Paraguay, Peru, Puerto Rico, Uruguay and Venezuela. The franchise comprises 16 banks, 9 pension fund managers, 12 mutual funds, 10 insurance companies, 12 brokerages and 9 leasing and factoring companies. In all, it has 23 million customers in the region and more than 4,600 offices.

GROUP SANTANDER CENTRAL HISPANO IN PORTUGAL

	Dec '01		Dec '00		Var
	Eur 10^6	*PTE 10^6*	Eur 10^6	*PTE 10^6*	
Earnings per Share	1.89	*379*	1.41	*283*	+33,9%
Loans & advances to customers	19,240.4	*3,857,351*	16,464.7	*3,300,885*	+16,9%
Customers Funds	21,680.6	*4,346,576*	17,751.7	*3,558,900*	+22,1%
Investment Funds (distributed)	2,796.9	560,728	1,987.8	398,527	+40,7%
Net Interest Income	691.5	*138,627*	625.2	*125,338*	+10,6%
Net Commissions and other income	216.6	*43,422*	189.5	*37,994*	+14,3%
Operating Revenue	947.9	*190,035*	860.3	*172,481*	+10,2%
Total Operating Income	416.9	*83,581*	343.4	*68,846*	+21,4%
Income before taxes	272.1	*54,561*	207.4	*41,571*	+31,2%
Net income	198.5	*39,796*	148.3	*29,727*	+33,9%
Efficiency ratio	49,2%		53,1%		-3,9 p.p.
ROE	19,1%		14,7%		29,5%
Past due Loans (90 d)/Total Loans	2,0%		2,4%		-0,4 p.p.
Coverage Ratio 90 d	144,6%		151,7%		-7,1 p.p.
Employees - Total	7,730		8,170		-440
Branches	650		629		+21